UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Resignation of Interim Chief Financial Officer and Executive Director

Effective May 27, 2026, Mr. Chun Kit (Anderson) Yu (“Mr. Yu”) stepped down as the interim Chief Financial Officer and as an Executive Director of SuperX AI Technology Limited (the “Company”), in connection with the appointment of Ms. Guili Miao as Chief Financial Officer described below. Mr. Yu’s resignation was not the result of any disagreement with the Company, the board of directors (the “Board”) or management on any matter relating to the Company’s operations, policies or practices. Following his resignation, Mr. Yu will no longer serve as a director or officer of the Company.

Resignation of Independent Director

Effective May 27, 2026, Ms. Yuet Yiu Charissa Miu (“Ms. Miu”) resigned as an independent director of the Company, including her roles as Chairperson and audit committee financial expert of the Audit Committee and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Ms. Miu’s resignation was not the result of any disagreement with the Company, the Board or management on any matter relating to the Company’s operations, policies or practices.

Appointment of Deputy Chief Executive Officer, Chief Financial Officer and Executive Director

On April 30, 2026, the Board appointed Ms. Guili Miao (Julia Miao) (“Ms. Miao”) as the Deputy Chief Executive Officer, Chief Financial Officer and Executive Director of the Company, effective May 27, 2026.

The biographical information of Ms. Miao is set forth below:

Ms. Miao is an experienced finance executive with approximately 20 years of comprehensive experience specializing in corporate finance, accounting, financial reporting, investor relations, capital raising and corporate transactions, focusing primarily on the Hong Kong and mainland China capital markets. Since September 2020, and prior to joining the Company, Ms. Miao served as Deputy Chief Executive Officer and Chief Financial Officer of a pharmaceutical company listed on the Main Board of The Stock Exchange of Hong Kong Limited. From January 2019 to August 2020, she served as General Manager of Investor Relations at another Hong Kong Main Board-listed pharmaceutical group. Ms. Miao began her career in Hong Kong in January 2005, and between January 2005 and December 2018 held a number of senior financial leadership positions, including Executive Director, Chief Financial Officer, Finance Vice President and Deputy General Manager, across pharmaceutical and real estate enterprises based in Hong Kong and mainland China. Throughout her career, she has developed expertise in financial management, statutory financial reporting, private fundraising, investor relations, mergers and acquisitions, and Hong Kong capital market initial public offerings and post-listing compliance. Ms. Miao holds a Master of Business Administration from The University of Hong Kong. She is a Chartered Accountant (CA) of the Institute of Singapore Chartered Accountants (ISCA) and a fellow member of each of the Association of Chartered Certified Accountants (FCCA), the Chartered Institute of Management Accountants (CIMA) and the Chartered Global Management Accountants (CGMA).

In connection with her appointment, the Company and Ms. Miao entered into an employment agreement, dated May 4, 2026, with the Company.

There are no arrangements or understandings between Ms. Miao and any other person pursuant to which she was appointed, and there are no family relationships between Ms. Miao and any director or executive officer of the Company. There are no transactions involving Ms. Miao that would be required to be disclosed under Item 7.B of Form 20-F.

Appointment of Independent Director

Effective May 27, 2026, the Board appointed Mr. Kazushige Nakahashi (“Mr. Nakahashi”) as an independent director of the Company and as Chairman of the Compensation Committee. Based on the information provided by Mr. Nakahashi in connection with his appointment, the Board determined that Mr. Nakahashi qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The biographical information of Mr. Nakahashi is set forth below:

Mr. Kazushige Nakahashi has over 30 years of management experience in information systems development and renewable energy infrastructure. Since September 2003, Mr. Nakahashi has served as President and Chief Executive Officer of Affinity Power Co., Ltd. (formerly Start Soft Japan / iNC Corporation), where he is responsible for the company’s overall strategic planning and business development, including the design and development of core business systems such as the settlement system of the Japan Exchange and Toshiba point-of-sale systems in collaboration with securities firms (including Nomura Securities), the provision since 2012 of uninterruptible power supply solutions for urban traffic signal management systems to Japanese government transportation authorities, and the development and operation of solar energy storage systems and renewable power plant projects. From February 2008 to March 2010, Mr. Nakahashi served as Managing Director of IHI-SJC Environmental Technology (China) Co., Ltd., a member of the IHI Group (TSE: 7013). From April 1994 to May 2003, he served as a Research Associate at Toho Research Institute, Inc. Mr. Nakahashi holds a Master of Arts in International Studies from the Graduate School of Area Studies of Tokyo University of Foreign Studies.

There are no arrangements or understandings between Mr. Nakahashi and any other person pursuant to which he was appointed, and there are no family relationships between Mr. Nakahashi and any director or executive officer of the Company. There are no transactions involving Mr. Nakahashi that would be required to be disclosed under Item 7.B of Form 20-F. In connection with his appointment, the Company and Mr. Nakahashi entered into a director offer letter, dated May 27, 2026.

Reconstitution of Board Committees

Effective May 27, 2026, in connection with the foregoing changes, the Board reconstituted its standing committees. To fill the Audit Committee chair and financial-expert vacancy created by Ms. Miu’s resignation, Mr. Shen Pao Hua Paul, a Certified Public Accountant, moved from the Compensation Committee to chair the Audit Committee, and Mr. Nakahashi succeeded him as Chairperson of the Compensation Committee. As reconstituted: the Audit Committee shall consist of Mr. Shen Pao Hua Paul (Chairperson and Audit Committee Financial Expert), Mr. Shao Wei and Mr. Kazushige Nakahashi; the Compensation Committee shall consist of Mr. Kazushige Nakahashi (Chairperson), Mr. Shao Wei and Mr. Shen Pao Hua Paul; and the Nominating and Corporate Governance Committee shall consist of Mr. Shao Wei (Chairperson), Mr. Shen Pao Hua Paul and Mr. Kazushige Nakahashi. The Board has determined that each of Mr. Shen, Mr. Shao and Mr. Nakahashi satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, that each member of the Audit Committee further satisfies the additional independence requirements applicable to audit committee members under Rule 10A-3, and that Mr. Shen qualifies as an “audit committee financial expert.”

Following the foregoing changes, the Company’s Board is composed of seven (7) directors, comprising three (3) executive directors and four (4) independent directors. As a foreign private issuer, the Company relies on the home country exemption under Nasdaq Listing Rule 5615(a)(3) and is not required to maintain a board comprising a majority of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: May 27, 2026	By:	/s/ Guili Miao
	Name:	Ms. Guili Miao
	Title:	Chief Financial Officer

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